[redacted]

14047417

RC/3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49491

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHEVAL CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 N. Pitt Street, Suite 110
(No. and Street)

Alexandria	Virginia	22314
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis Stiff, President — +1 703 549 7390 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buck Sturmer & Company, P.C.
(Name – *if individual, state last, first, middle name*)

5 West 37th Street	New York	New York	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CG 3/28/14

OATH OR AFFIRMATION

I, Francis C Stiff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cheval Capital, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIAM ZAINAB
Notary Public
Commonwealth of Virginia
7544852
My Commission Expires Nov 30, 2017

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors report on Internal Control as required by SEC Rule 17a-5(g)(1)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHEVAL CAPITAL, INC.

REPORT PURSUANT TO SEC RULE 17A-5(d)

December 31, 2013

Cheval Capital, Inc.

Financial Statements
And Supplementary Information

Year Ended December 31, 2013

Table of Contents

Buck, Sturmer & Co., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
5 WEST 37TH STREET, NEW YORK, NEW YORK 10018
(212) 697-7333
FAX (212) 986-1201
CPA@BUCKSTURMER.COM

DOUGLAS BUCK, C.P.A.
RICHARD C. STURMER, C.P.A.
JAMES A. BENNETT, C.P.A.
JORGE T. ROBLES, JR., C.P.A.
GERARD S. CARMOSIN, JR., C.P.A.
SUSAN TOMASSI, C.P.A.
NORMAN A. BENKERT, C.P.A.

350 T. FREMD AVENUE, BOX 118
RYE, NEW YORK 10580
(914) 967-0477
FAX (914) 967-3428
CPA.RYE@BUCKSTURMER.COM

Independent Auditor's Report

To the Board of Directors and Stockholder
Cheval Capital, Inc.:

We have audited the accompanying financial statements of Cheval Capital, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cheval Capital, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Schedules on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Schedules on pages 10 through 12 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Schedules on pages 10 through 12 is fairly stated in all material respects in relation to the financial statements as a whole.

Buck, Sturmer & Co., P.C.

BUCK, STURMER & CO., P.C.
Certified Public Accountants

February 26, 2014
New York, NY

Cheval Capital, Inc.

Statement of Financial Condition

December 31, 2013

ASSETS

Cash and cash equivalents	$	265,082
Accounts receivable		45,650
Property and equipment, net of depreciation		3,385
Other assets		3,887
TOTAL	$	318,004

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	55,210
STOCKHOLDER'S EQUITY		
Common Stock - $ 0.01 Par Value; Authorized 1,000 Shares; Issued 100 Shares		1
Additional paid-in capital		43,349
Retained earnings		219,444
Total Stockholder's Equity		262,794
TOTAL	$	318,004

The accompanying notes are an integral part of these financial statements.

Cheval Capital, Inc.

Statement of Income

Year Ended December 31, 2013

REVENUES:	
Fee income	$ 414,624
Interest income	24
Total Income	414,648
EXPENSES:	
Officers' compensation and benefits	226,356
Occupancy costs	63,088
Depreciation and amortization	690
Membership, registration and other fees	1,283
Communications	11,358
Other operating expenses	88,601
Total Expenses	391,376
Income before other income (loss)	23,272
Other Income (Loss)	
Loss on disposal of fixed assets	(2,133)
NET INCOME	$ 21,139

The accompanying notes are an integral part of these financial statements.

Cheval Capital, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2013

	Capital Stock Common		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance, beginning	100	$ 1	$ 43,349	$ 234,705	$ 278,055
Net Income				21,139	21,139
Cash Distributions to Shareholder				(36,400)	(36,400)
Balance, ending	100	$ 1	$ 43,349	$ 219,444	$ 262,794

The accompanying notes are an integral part of these financial statements.

Cheval Capital, Inc.

Statement of Cash Flows

Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 21,139
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	690
Net loss on property and equipment	2,133
Changes in assets and liabilities:	
(Increase) decrease:	
Accounts receivable	11,285
Other assets	(1,315)
Increase (decrease):	
Accounts payable and accrued expenses	(37,778)
Net cash used in operating activities	(3,846)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Property and equipment	(3,585)
Net cash used in Investing activities	(3,585)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Cash distributions to shareholder	(36,400)
Net cash used in financing activities	(36,400)
Net decrease in cash and cash equivalents	(43,831)
Cash and equivalents - beginning of year	308,913
Cash and equivalents - end of year	$ 265,082
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash payments for:	
Interest	$ -

The accompanying notes are an integral part of these financial statements.

Cheval Capital, Inc.

Notes to Financial Statements

December 31, 2013

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Cheval Capital, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Virginia corporation incorporated on July 12, 1996.

The Company provides investment banking services to corporate clients. Such services include providing financial advice in mergers and acquisitions and acting as a placement agent in private equity and debt offerings and other areas.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Fee Income
Fee income is recorded as earned, with billed but not paid amounts reflected as accounts receivable and amounts received but not yet earned reflected as deferred fee income.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Concentration of Risk
The Company had revenue from two major customers that represented approximately 53% of total revenue for the year ended December 31, 2013.

Fair Value of Financial Instruments
The Company's financial instruments are cash and cash equivalents, accounts receivable and accounts payable. The recorded values of cash and cash equivalents, accounts receiveable and accounts payable approximate their fair value based on their short term nature.

Accounts Receivable
The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is considered necessary. Management periodically reviews accounts receivable and if amounts are considered uncollectible they are charge to bad debt expense.

Property and Equipment
Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (primarily five years). When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is recognized currently. The cost of maintenance and repairs is charged to expense as incurred, whereas renewals and betterments are capitalized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ form those estimates.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment, at cost, consist of the following at December 31, 2013:

Furniture and fixtures	$ 27,533
Office equipment	5,684
Leasehold improvements	10,020
	34,237
Less: accumulated depreciation	(39,852)
	$ 3,385

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule(SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 1). At December 31, 2013, the Company had net capital of $206,014, which was $201,014 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.27 to 1.00.

NOTE 5 - PENSION PLAN

The Company maintains a defined contribution profit sharing pension plan for all employees meeting minimum eligibility requirements. A discretionary contribution of $42,784 was made for the year ended December 31, 2013.

NOTE 6 - LEASE COMMITMENT

On March 9, 2012 the Company entered into a lease amendment agreement to extend the original office space lease through March 31, 2014. The lease provides in part for the payment of contingent rentals based upon the escalation of real estate taxes and certain operating expenses. Rent expense was $63,088 for the year ended December 31, 2013.

NOTE 7 - INCOME TAXES

The Company has elected, with the consent of its stockholder, to be taxed as an "S" Corporation under Internal Revenue Code Section 1362(a). An "S" Corporation does not generally pay income tax but, instead, its stockholder is taxed on the Company's income. Therefore, these statements do not include any provision for federal or state income taxes.

The Company files income tax returns in the U.S. federal and Commonwealth of Virginia jurisdictions which are generally subject to examination by taxing authorities for a period of three years from the date they are filed. The Company is no longer subject to examinations for years before 2010. There is no current examination or adjustment proposed by the Internal Revenue Service or any other jurisdiction.

There are no positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2014, the date which the financial statements were available to be issued.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Cheval Capital, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2013

NET CAPITAL		
Total stockholder's equity qualified for net capital		$ 262,794
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable	$ 45,650	
Property and equipment	3,385	
Other assets	3,887	52,922
TOTAL NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS (tentative net capital)		209,872
Haircuts on securities		
Money market funds		3,858
NET CAPITAL		$ 206,014
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 55,210
Total aggregate indebtedness		$ 55,210
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (Company)		$ 5,000
Excess net capital		$ 201,014
Net capital less greater of (a) 120% of minimum net capital; or (b) 10% of aggregate indebtedness		$ 200,014
Ratio: Aggregate indebtedness to net capital		0.27 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There is no material difference from the Company's computation, therefore a reconciliation is not included.

Cheval Capital, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2013

The Company has claimed exemption from the provisions of rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

Cheval Capital, Inc.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2013

The Company has claimed exemption from the provisions of rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

Buck, Sturmer & Co., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
5 WEST 37TH STREET, NEW YORK, NEW YORK 10018
(212) 697-7333
FAX (212) 986-1201
CPA@BUCKSTURMER.COM

DOUGLAS BUCK, C.P.A.
RICHARD C. STURMER, C.P.A.
JAMES A. BENNETT, C.P.A.
JORGE T. ROBLES, JR., C.P.A.
GERARD S. CARMOSIN, JR., C.P.A.
SUSAN TOMASSI, C.P.A.
NORMAN A. BENKERT, C.P.A.

350 T. FREMD AVENUE, BOX 118
RYE, NEW YORK 10580
(914) 967-0477
FAX (914) 967-3428
CPA.RYE@BUCKSTURMER.COM

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
Cheval Capital, Inc.:

In planning and performing our audit of the financial statements of Cheval Capital, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c13-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's previousy mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Buck, Sturmer & Co., P.C.

Buck, Sturmer & Co., P.C.
New York, New York

February 26, 2014